Exhibit 99.1

SGOCO Group, Ltd. Announces the Reverse Stock Split of its Ordinary Shares

SHENZHEN, China, January 22, 2016 /PRNewswire/ -- SGOCO Group, Ltd. (Nasdaq: SGOC) ("SGOCO" or the "Company"), a company focused on product design, distribution and brand development in the Chinese display and computer product market, today announced Company has effected an 1-for-4 reverse stock split of the Company’s authorized ordinary shares, accompanied by a corresponding decrease in the Company’s issued and outstanding shares of ordinary shares and an increase of the par value of each ordinary share from $0.001 to $0.004 (the “Reverse Stock Split”) on January 19, 2016.

The shareholders of the Company approved the share consolidation or reverse stock split, of the Company's ordinary shares, par value $0.001 per share, at a ratio of one-for specific ratio to be determined by the Board of Directors (the “Board”) in its sole discretion within the range of one-for-two to one-for-five, such that the number of the Company's authorized ordinary shares is decreased and the par value of each ordinary share is increased by that ratio, at a special shareholders meeting held on September 21, 2015.

On January 15, 2016 by unanimous written consent, the Board authorized the 1-for-4 Reverse Stock Split.

The Company’s ordinary shares will begin to trade on the NASDAQ Stock Market on the post-Reverse Stock Split basis under the symbol “SGOC” on January 25, 2016. The new CUSIP number for the Company’s ordinary shares post-Reverse Stock Split is G80751129.

The Company will round up to the next full share of the Company’s ordinary shares any fractional shares that result from the Reverse Stock Split and no changes are being made to the number of preferred shares of the Company which remain as 1,000,000 preferred shares as authorized but not issued.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese display market, including computer monitors, All-In-One (“AIO”) and Parts-In-One (“PIO”) computers and application specific products. SGOCO sells its products and services in the China market and abroad. For more information about SGOCO, please visit our investor relations website:

http://www.sgocogroup.com

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Tony Zhong

Vice President of Finance

Tel: +86-0755-26978199 ext:7500

Email: ir@sgoco.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.